Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
Brera Milano S.r.l. (formerly KAP S.r.l.)	Italy
Brera Strumica FC (formerly Fudbalski Klub Akademija Pandev)	North Macedonia
UYBA Volley S.s.d.a.r.l.	Italy
S.S. Juve Stabia S.r.l.	Italy